SEC 1473 (09-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

 1. Name and Address of Reporting Person*

Kaye                 Steven                       E.

(Last)            (First)            (Middle)

c/o Optio Software, Inc.
3015 Windward Plaza, Windward Fairways II

(Street)

Alpharetta          Georgia             30005

(City)      (State)          (Zip)

2. Date of Event Requiring Statement (Month/Day/Year) March 12, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

Optio Software, Inc.
 (OPTO)

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

  X  Director

      10% Owner

      Officer (give title below)

      Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non-Qualified Stock Option (1)	3/12/03	(2)	Common Stock	10,000	$0.37	D

Explanation of Responses:

(1)  Pursuant to the Optio Software, Inc. Directors’ Stock Option Plan, filed as Exhibit 10.2 to the Registration Statement of Optio Software, Inc. on Form S-1 with the Securities and Exchange Commission on October 15, 1999.

(2)  The earlier of the date the option is exercised in full or March 12, 2013.

/s/ STEVEN E. KAYE	March 12, 2003
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002